UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐             No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2011, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2012 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3 to the 2011 audited financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated December 23, 2011, relating to its U.S. $22,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On June 15, 2012, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 13.92 = U.S. $1.00.

Selected Financial Data

The selected financial data as of January 1, 2011, December 31, 2011 and March 31, 2012 for the three-month periods ended March 31, 2011 and 2012 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (IASB).

We have begun presenting financial statements in accordance with IFRS for the year ending December 31, 2012, with an official IFRS “adoption date” of January 1, 2012 and a “transition date” to IFRS of January 1, 2011. The first-time adoption rules are established in IFRS 1 “First-time Adoption of International Financial Reporting Standards.”

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting.” IFRS 1 permits us to change our elections of optional IFRS transition exemptions even if such exemptions have already been used in the preparation of published interim financial statements. If we change policies, classifications or transitions elections prior to the issuance of our consolidated financial statements as of and for the year ending December 31, 2012 as permitted by IFRS 1, we are not required to re-issue our financial statements for previous interim periods.

In this report, we include selected financial data from our statements of financial position as of January 1 and December 31, 2011 as well as the statement of comprehensive income for the three-month period ended March 31, 2011 for comparison purposes. This comparative data was prepared in accordance with IFRS, with the same criteria as used for the preparation of our statement of financial position as of March 31, 2012 and statement of comprehensive income for the three-month period ended March 31, 2012.

Selected Financial Data of PEMEX

	As of and for the period ended(1)
	January 1,	December 31,	March 31,
	2011	2011	2011	2012
	(millions of pesos, except ratios)
Income Statement Data
Amounts in accordance with IFRS:
Net sales	—	1,558,429	352,700	411,325
Operating income	—	875,409	191,544	247,707
Comprehensive financing result	—	(91,144)	9,104	32,560
Net income (loss) for the period	—	(92,123)	1,538	33,881
Balance Sheet Data (end of period)
Amounts in accordance with IFRS:
Cash and cash equivalents	131,183	114,368	n.a.	107,968
Total assets	1,904,314	2,006,164	n.a.	1,991,572
Long-term debt	573,427	670,466	n.a.	636,735
Total long-term liabilities	1,439,258	1,605,781	n.a.	1,574,524
Equity (deficit)	257,884	146,901	n.a.	171,826
Other Financial Data
Amounts in accordance with IFRS:
Depreciation and amortization	—	132,719	32,473	35,076
Investments in fixed assets at cost(2)	—	175,850	26,441	36,429
Ratio of earnings to fixed charges(3)	n.a.	n.a.	1.4308	3.4047

n.a. = Not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies (including the Master Trust, Fideicomiso F/163 and Pemex Finance, Ltd.).
(2)	Investment in fixed assets at cost corresponds to the acquisition of fixed assets shown in the statements of cash flow.
(3)	Earnings, for this purpose, consist of pretax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus dividends received on equity investments. Pretax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period. Fixed charges do not take into account exchange gain or loss attributable to PEMEX’s indebtedness.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at March 31, 2012, as calculated in accordance with IFRS.

	At March 31, 2012(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps. 529,146	U.S. $	41,182
Long-term domestic debt	107,589		8,373

Total long-term debt(3)	636,735		49,556

Certificates of Contribution “A”(4)	49,605		3,861
Mexican Government contributions to Petróleos Mexicanos	182,177		14,178
Legal reserve	988		77
Other comprehensive income	(28,380)		(2,209)
Accumulated losses from prior years	(66,445)		(5,171)
Net income for the period	33,881		2,637

Total equity	171,826		13,373

Total capitalization	Ps. 808,561	U.S. $	62,928

Note: Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.8489 = U.S. $1.00 at March 31, 2012. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since March 31, 2012, except for PEMEX’s undertaking of new financings disclosed under “Liquidity and Capital Resources—Financing Activities” in this report and in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 106,895 million (U.S. $8,319 million) at March 31, 2012.
(4)	Equity instruments held by the Mexican Government.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Information on the Company

Investment in Repsol

We hold investments in shares of Repsol YPF, S.A. (which we refer to as Repsol), as described in under “Item 4—Information on the Company—PEMEX Corporate Matters—Investment in Repsol” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Instruments Entered Into for Trading Purposes” in the Form 20-F.

On April 16, 2012, the President of the Republic of Argentina submitted to the Argentine Congress a bill that provides for the expropriation of 51% of the Class D shares of Yacimientos Petrolíferos Fiscales S.A. (which we refer to as YPF), all of which are owned, directly or indirectly, by Repsol. Following the Argentine Congress’s approval, the President of the Republic of Argentina signed the bill on May 4, 2012. Pursuant to the law, the expropriation process will be governed by Argentina’s law on expropriation (Law No. 21499) and compensation will be determined by a national appraisal tribunal. On April 17, 2012, Repsol announced that it considers the proposed expropriation of its YPF shares to be unlawful, indicated it would take all available legal measures to preserve the value of its assets and the interests of its shareholders and requested U.S. $10.5 billion in compensation from the Republic of Argentina for the YPF shares that would be expropriated by the bill. On March 13, 2012, an equity swap related to 29,658,026 shares of Repsol stock expired and was renewed with the same characteristics and conditions. This equity swap will expire on March 13, 2013. On April 19, 2012, two equity swaps related to a total of 19,021,773 shares of Repsol stock expired and were renewed as one equity swap with the same characteristics and conditions. This equity swap will expire on April 19, 2013. As described in Note 8 to our consolidated financial statements in the Form 20-F, we recorded the 57,204,240 Repsol shares acquired by P.M.I. Holdings, B.V. during 2011 as an “available-for-sale investment” and valued our investment in these shares, as of December 31, 2011, at approximately U.S. $1.765 billion. The market value of Repsol shares traded on the Bolsa de Madrid (Madrid Stock Exchange) has decreased approximately 48.6% since the end of 2011, from a closing price of €23.74 per share on December 30, 2011 to a closing price of €12.21 per share on June 18, 2012. For so long as these Repsol shares are recorded as available-for-sale, changes in their market value will be recognized in the comprehensive result component of our equity and will not affect our results of operations. As of the date of this report, we are in the process of evaluating the impact these developments will have on our investment in Repsol.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the Three Months Ended March 31, 2012 Compared to the Three Months Ended March 31, 2011

General

The unaudited condensed consolidated interim financial information set forth below was prepared in accordance with IFRS. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, which we refer to as Mexican FRS) differ in certain significant respects from IFRS. The principal changes to our accounting policies and the effects on our consolidated interim financial statements resulting from the adoption of IFRS are described in Notes 2 and 13 to our consolidated interim financial statements and in “Item 5—Operating and Financial Review and Prospects—Recently Issued Accounting Standards” of the Form 20-F.

	Three months ended March 31,
	2011(1)	2012(1)(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps. 179,315	Ps. 203,558	U.S. $	15,842
Export	172,151	206,092		16,040
Services income	1,234	1,675		130

Total revenues	352,700	411,325		32,012
Costs of sales	168,734	189,903		14,780
General expenses	19,742	26,307		2,047
Other revenues—net(3)	27,319	52,591		4,093

Operating income	191,544	247,707		19,278
Comprehensive financing result—net(4)	9,104	32,560		2,534
Profit-sharing in non-consolidated subsidiaries, affiliates and others	303	159		12

Income before taxes and duties	200,951	280,426		21,825
Taxes and duties	199,413	246,545		19,188

Net income for the period	Ps. 1,538	Ps. 33,881	U.S. $	2,637

Other comprehensive income (loss)—net	(1,468)	(8,956)		(697)

Net comprehensive income for the period	Ps. 70	Ps. 24,925	U.S. $	1,940

Note: Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.8489 = U.S. $1.00 at March 31, 2012. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the IEPS tax in the first three months of 2011 and 2012, when the IEPS tax rate was negative.
(4)	Includes exchange rate gains in the amount of Ps. 10.7 million in the first three months of 2011 and exchange rate gains in the amount of Ps. 41.0 million in the first three months of 2012.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Sales

Total sales increased by 16.6% in the first three months of 2012, from Ps. 352.7 billion in the first three months of 2011 to Ps. 411.3 billion in the first three months of 2012. The increase in total sales resulted primarily from higher crude oil and petroleum product prices.

Domestic Sales

Domestic sales increased by 13.6% in the first three months of 2012, from Ps. 179.3 billion in the first three months of 2011 to Ps. 203.6 billion in the first three months of 2012, primarily due to an increase in the sale price and volumes of domestic sales of gasoline, diesel, fuel oil and jet fuel.

Domestic sales of petroleum products increased by 18.3% in the first three months of 2012, from Ps. 153.2 billion in the first three months of 2011 to Ps. 181.3 billion in the first three months of 2012, primarily due to higher sales prices and greater volumes of sales of gasoline, fuel oil, diesel and jet fuel.

Domestic sales of dry natural gas decreased by 27.7% in the first three months of 2012, from Ps. 16.6 billion in the first three months of 2011 to Ps. 12.0 billion in the first three months of 2012, primarily due to lower natural gas prices and lower volume of domestic sales.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 7.3%, from Ps. 9.6 billion in the first three months of 2011 to Ps. 10.3 billion in the first three months of 2012, primarily due to higher sales prices of petrochemical products such as toluene, xylene and polyethylene.

Export Sales

Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 19.7%, from Ps. 172.2 billion in the first three months of 2011 to Ps. 206.1 billion in the first three months of 2012, primarily due to higher crude oil prices.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI, we collectively refer to as the PMI Group), export sales by the subsidiary entities to the PMI Group and third parties increased by 19.2%, from Ps. 155.0 billion in the first three months of 2011 to Ps. 184.8 billion in the first three months of 2012. In dollar terms, excluding the trading activities of the PMI Group, total export sales increased by 10.9%, from U.S. $12.8 billion in the first three months of 2011 to U.S. $14.2 billion in the first three months of 2012.

Crude oil and condensate export sales accounted for 88.5% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2012, as compared to 89.3% in the first three months of 2011. Crude oil and condensate export sales increased in peso terms by 18.2%, from Ps. 138.4 billion in the first three months of 2011 to Ps. 163.6 billion in the first three months of 2012, primarily due to a 20.1% increase in the weighted average export price of the Mexican crude oil basket, from U.S. $92.84 per barrel in the first three months of 2011 to U.S. $111.53 in the first three months of 2012. The volume of crude oil exports decreased by 10.0%, from 1,372 thousand barrels per day in the first three months of 2011 to 1,235 thousand barrels per day in the first three months of 2012.

Export sales of petroleum products represented 11.1% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2012, as compared to 10.1% in the first three months of 2011. Export sales of petroleum products increased by 29.9%, from Ps. 15.7 billion in the first three months of 2011 to Ps. 20.4 billion in the first three months of 2012, primarily due to increases in the average export prices of petroleum product exports.

Export sales of natural gas represented 0.001% of total export sales (excluding the trading activities of the PMI Group) in both the first three months of 2012 and the first three months of 2011. Export sales of natural gas increased by 10.0%, from Ps. 2.0 million in the first three months of 2011 to Ps. 2.2 million in the first three months of 2012, due primarily to an increase in the volume of exports.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first three months of 2011 and 2012 (0.6% and 0.4%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 22.2% from Ps. 0.9 billion in the first three months of 2011 to Ps. 0.7 billion in the first three months of 2012, due to a decrease in the average export prices of certain petrochemical products, such as polyethylene and benzene.

Services Income

Services income increased by 41.7% in the first three months of 2012, from Ps. 1.2 billion in the first three months of 2011 to Ps. 1.7 billion in the first three months of 2012, mainly as a result of an increase in the amount of freight services provided to third parties by Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

Costs of Sales

Costs of sales increased by 12.6%, from Ps. 168.7 billion in the first three months of 2011 to Ps. 189.9 billion in the first three months of 2012. This increase was primarily due to (i) an increase in the cost of products imported by PEMEX for resale in Mexico or for use in its operations, primarily gasoline, inputs for the production of ultra low sulfur (ULS) products and diesel, due to higher hydrocarbon and derivatives prices; (ii) an increase in operating expenses due to increases in the cost of materials and services payable to third parties; (iii) increases in exploration, preservation and maintenance expenses; and (iv) an increase in inventories variation. These factors were partially offset by decreases in the net cost of employee benefits during the period.

Total General Expenses

Total general expenses increased by 33.5%, from Ps. 19.7 billion in the first three months of 2011 to Ps. 26.3 billion in the first three months of 2012. This increase was primarily due to a 44.9%, or Ps. 6.1 billion, increase in administrative expenses, the most significant of which was the net cost of employee benefits.

Other Revenues, Net

Other revenues, net, increased by Ps. 25.3 billion, or 92.7%, from net revenues of Ps. 27.3 billion in the first three months of 2011 to net revenues of Ps. 52.6 billion in the first three months of 2012, primarily due to a larger IEPS tax credit, which totaled Ps. 55.4 billion in the first three months of 2012 as compared to Ps. 28.7 billion in the first three months of 2011.

Comprehensive Financing Result

Under IFRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense and foreign exchange gain or loss. A substantial portion of our indebtedness (82.7% as of March 31, 2012) is denominated in U.S. dollars and other foreign currencies, so an appreciation of the Mexican peso against the U.S. dollar results in a foreign exchange profit.

Our income associated with comprehensive financing result increased by Ps. 23.5 billion, from Ps. 9.1 billion in the first three months of 2011 to Ps. 32.6 billion in the first three months of 2012. The increase was primarily due to a Ps. 30.3 billion increase in our net foreign currency exchange gain, which amounted to Ps. 41.0 billion in the first three months of 2012, as contrasted with a net gain of Ps. 10.7 billion in the first three months of 2011, due to the greater appreciation of the Mexican peso against the U.S. dollar during the first three months of 2012 as compared to the first three months of 2011. This was offset by a Ps. 6.9 billion increase in our net interest expense (including the expense associated with financial products) from the first three months of 2011 to the first three months of 2012, primarily as a result of greater unrealized losses on derivative financial instruments treated as non-hedges in the first three months of 2012 as compared to the first three months of 2011.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes paid increased by 23.6%, from Ps. 199.4 billion in the first three months of 2011 to Ps. 246.5 billion in the first three months of 2012,

largely due to a 20.1% increase in the weighted average price of the Mexican crude oil basket, from U.S. $92.84 per barrel in the first three months of 2011 to U.S. $111.53 per barrel in the same period of 2012. Taxes and duties represented 59.9% of total revenues from sales and services in the first three months of 2012, as compared to 56.5% in the first three months of 2011, because PEMEX’s effective rate of taxes and duties increases as oil prices increase.

Net Income

In the first three months of 2012, we reported a net income of Ps. 33.9 billion (U.S. $2.6 billion) on Ps. 411.3 billion in total revenues, as compared to a net income of Ps. 1.5 billion (U.S. $0.1 billion) on Ps. 352.7 billion in total revenues in the first three months of 2011. This increase in net income is primarily explained by the increase in crude oil and petroleum product prices and volumes, the increase in the IEPS tax credit and our foreign exchange gain, which were only partially offset by increases in our taxes and duties and costs of sales.

Liquidity and Capital Resources

Cash Flows from Operating, Financing and Investing Activities

During the first three months of 2012, net funds provided by operating activities, determined on a cash flow basis and under IFRS, totaled Ps. 24.2 billion, as compared to Ps. 30.2 billion in the first three months of 2011. Net income before taxes and duties totaled Ps. 280.4 billion in the first three months of 2012, as compared to net income before taxes and duties of Ps. 201.0 billion in the first three months of 2011. Our net cash flows from financing activities were Ps. 8.0 billion in the first three months of 2012, as compared to negative Ps. 7.3 billion in the first three months of 2011. During the first three months of 2012, we applied net funds of Ps. 36.4 billion to net investments in fixed assets, as compared to our application of net funds of Ps. 26.4 billion to net investments in fixed assets in the first three months of 2011.

At March 31, 2012, our cash and cash equivalents totaled Ps. 108.0 billion, as compared to Ps. 114.4 billion at December 31, 2011.

Recent Financing Activities

During the period from April 1, 2012 to June 15, 2012, Petróleos Mexicanos participated in the following financings:

•

On April 10, 2012, Petróleos Mexicanos issued CHF 300,000,000 of 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On April 26, 2012, Petróleos Mexicanos issued AUD 150,000,000 of 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	In May 2012, P.M.I. Trading Ltd. obtained and repaid Ps. 5,567,000,000, from its revolving credit line.

•	Between May 1, 2012 and June 15, 2012, P.M.I. Holdings B.V. obtained U.S. $1,873,000,000 from its revolving credit line and repaid U.S. $2,413,000,000.

Indebtedness

During the first three months of 2012, our total debt decreased by 4.8%, from 781.0 billion at December 31, 2011 to Ps. 743.6 billion at March 31, 2012, primarily due to an 8.9% appreciation of the Mexican peso against the U.S. dollar, which caused a decrease in the peso value of our debt denominated in U.S. dollars. This decrease was partially offset by the fact that our new borrowings during the first quarter of 2012 exceeded amortizations and debt repayments during that period.

At March 31, 2012 and as of the date of this report, we were not in default on any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Three months ended March 31,
	2011		2012
Operating Highlights
Production
Crude oil (tbpd)		2,572		2,537
Natural gas (mmcfpd)		6,820		6,380
Petroleum products (tbpd)		1,388		1,408
Petrochemicals (mt)(1)		2,279		1,733
Average crude oil exports (tbpd)(2)
Olmeca		216		208
Isthmus		93		84
Maya(3)		1,063		943

Total		1,372		1,235

Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S. $	11,494	U.S. $	12,497

Average PEMEX crude oil export prices per barrel(4)
Olmeca	U.S. $	101.78	U.S. $	117.75
Isthmus		99.13		117.01
Maya		90.82		109.27
Weighted average price(5)		93.11		111.22

Monthly average West Texas Intermediate crude oil average price per barrel(6)	U.S. $	102.99	U.S. $	103.35

Notes: Numbers may not total due to rounding.

tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day
mt = thousands of tons
(1)	Excludes ethane and butane gases.
(2)	The volume and value of crude oil exports reflects customary adjustments by PMI to reflect the percentage of water in each shipment as of May 7, 2012.
(3)	Subject to adjustment to reflect the percentage of water in each shipment.
(4)	Average price during period indicated based on billed amounts.
(5)	On June 18, 2012, the weighted average price of PEMEX’s crude oil export mix was U.S. $90.39 per barrel.
(6)	On June 18, 2012, the West Texas Intermediate crude oil spot price was U.S. $82.85 per barrel.

Source: Petróleos Mexicanos and PMI.

Crude oil production decreased by 1.4% in the first three months of 2012, from 2,572 thousand barrels per day in the first quarter of 2011 to 2,537 thousand barrels per day in the first three months of 2012, primarily due to (i) a fire at the Ku-S Processing Center, in the Ku-Maloob-Zaap business unit, which caused delays in production; (ii) a decrease in production of heavy crude oil due to a natural decline in production of fields in the Cantarell business unit, as well as delays in the completion of wells in the same business unit as a result of delays in the contracting of drilling equipment as a result of longer tender processes and changes in market conditions; and (iii) decreases in the production of extra-light crude oil, primarily in the Southern region, due to a natural decline in production at the Delta del Grijalva project.

Natural gas production decreased by 6.5% in the first three months of 2012, from 6,820 million cubic feet per day in the first three months of 2011 to 6,380 million cubic feet per day in the first three months of 2012. This decrease was primarily the result of:

•	a reduction in the completion of wells and drilling activities in the Burgos and Veracruz business units of the Northern region in response to lower natural gas prices in the U.S. market; and

•

natural declines in production at the Abkatún-Pol Chuc business unit in the Southwestern Marine region, at the Samaria Luna business unit in the Southern region and at the Cantarell business unit in the Northeastern Marine region.

These decreases were partially offset by an increase in associated gas production at the Litoral de Tabasco business unit in the Southwestern Marine region and at the ATG business unit in the Northern region.

Production of petroleum products increased by 1.4% in the first three months of 2012, from 1,388 thousand barrels per day in the first three months of 2011 to 1,408 barrels per day in the first three months of 2012. This increase was primarily as a result of higher production of gasolines and diesel attributable to the new plants that began operations at the Minatitlán refinery, and to the resumption of regular operations following the revamping of the hydrodesulfurization diesel oil plant at the Cadereyta refinery.

Petrochemicals production decreased by 24.0% in the first three months of 2012, from 2,279 thousand tons in the first three months of 2011 to 1,733 thousand tons in the first three months of 2012. This decrease was primarily due to a decrease in production of (i) aromatics and derivatives chain, primarily as a result of the process of incorporating a new continuous catalytic regenerative (CCR) platforming plant at the Cangrejera Petrochemical Complex and (ii) methane derivatives chain, due to a lower output of ammonia, as well as a reduction in demand for carbonic anhydride from the industrial sector. These decreases were partially offset by an increase in the production of the propylene and derivatives chain, as a result of the resumption of regular operations in our acrylonitrile plant.

Directors, Senior Management and Employees

On May 30, 2012, Mr. Agustín Castro Pérez was appointed Corporate Director of Management of Petróleos Mexicanos, replacing the Acting Corporate Director of Management of Petróleos Mexicanos, Mr. Marco Antonio Murillo Soberanis.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF

MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011

(Figures stated in thousands of Mexican pesos (Note 2))

	March 31, 2012		December 31, 2011		January 1, 2011
	(unaudited)		(unaudited)		(unaudited)
Current assets:
Cash and cash equivalents (Note 4)	Ps.	107,968,371	Ps.	114,368,236	Ps.	131,182,925
Accounts, notes receivable and others—Net (Note 5)		155,867,229		154,658,669		120,887,383
Inventories—Net (Note 6)		48,690,351		45,193,759		39,267,871
Other current assets (Note 7)		31,651,719		40,218,419		19,037,381

Total current assets		344,177,670		354,439,083		310,375,560
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others (Note 8)		10,736,962		12,913,364		11,116,080
Wells, pipelines, properties, plant and equipment—Net		1,622,387,063		1,626,332,659		1,573,271,615
Intangible assets—Net		13,097,759		12,324,708		8,601,602
Deferred taxes		1,172,631		153,839		948,716

Total assets	Ps.	1,991,572,085	Ps.	2,006,163,653	Ps.	1,904,313,573

Current liabilities:
Current portion of long-term debt (Note 9)	Ps.	106,895,443	Ps.	110,497,449	Ps.	89,554,617
Suppliers		56,523,703		53,313,171		43,474,439
Accounts payable and other		15,519,393		23,900,519		21,576,453
Taxes and duties payable		66,284,134		65,770,459		52,565,900

Total current liabilities		245,222,673		253,481,598		207,171,409

Long-term liabilities:
Long-term debt (Note 9)		636,735,054		670,465,802		573,426,984
Reserve for employee benefits		845,119,201		843,461,618		782,077,466
Reserve for sundry creditors and other		64,687,629		64,284,261		55,493,441
Deferred taxes		27,981,762		27,569,363		28,260,233

Total liabilities		1,819,746,319		1,859,262,642		1,646,429,533

Equity:
Certificates of Contribution “A”		49,604,800		49,604,800		49,604,800
Mexican Government contributions to Petróleos Mexicanos		182,177,343		182,177,343		182,177,343
Legal reserve		987,535		987,535		987,535
Accumulated other comprehensive (loss)		(28,380,326)		(19,423,938)		(232,378)
Accumulated (losses) earnings		(66,444,729)		25,678,248		25,346,740
Net income (loss) for the period ended		33,881,143		(92,122,977)		—

Total equity		171,825,766		146,901,011		257,884,040
Commitments and contingencies (Note 11)		—		—		—
Subsequent events (Note 12)		—		—		—

Total liabilities and equity	Ps.	1,991,572,085	Ps.	2,006,163,653	Ps.	1,904,313,573

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

	2012		2011
	(unaudited)		(unaudited)
Net sales:
Domestic	Ps.	203,558,238	Ps.	179,315,494
Export		206,091,921		172,151,001
Services income		1,675,315		1,233,623

Total revenues		411,325,474		352,700,118
Cost of sales		189,902,616		168,733,706

Gross income		221,422,858		183,966,412
Total general expenses		26,306,614		19,741,757
Other revenues—Net		52,590,670		27,319,061

Operating income		247,706,914		191,543,716
Comprehensive financing result—Net		32,560,209		9,104,140
Profit-sharing in non-consolidated subsidiaries, affiliates and others		158,695		303,236

Income before taxes and duties		280,425,818		200,951,092
Taxes and duties		246,544,675		199,413,430

Net income for the period	Ps.	33,881,143	Ps.	1,537,662

Other comprehensive result:

Currency translation effect		1,900,659		(1,205,300)
Investment securities		(6,294,248)		—
Derivative financial instruments		(4,562,799)		(262,838)

		(8,956,388)		(1,468,138)

Net comprehensive result	Ps.	24,924,755	Ps.	69,524

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2012

(Figures stated in thousands of Mexican pesos (Note 2))

							Accumulated comprehensive (loss) income
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Derivative financial instruments		Currency translation effect		Investment securities		Losses for employee benefits		Net income for the period		Accumulated losses		Total
Balances as of January 1, 2012 unaudited	Ps.	49,604,800	Ps.	182,177,343	Ps.	987,535	Ps.	(3,222)	Ps.	2,738,392	Ps.	3,872,160	Ps.	(26,031,268)		—	Ps.	(66,444,729)	Ps.	146,901,011
Comprehensive (loss) income:
Profit for the period		—		—		—		—		—		—		—		33,881,143		—		33,881,143
Other comprehensive loss		—		—		—		(4,562,799)		1,900,659		(6,294,248)		—		—		—		(8,956,388)

Total comprehensive (loss) income:		—		—		—		(4,562,799)		1,900,659		(6,294,248)		—		33,881,143		—		24,924,755

Balances as of March 31, 2012 unaudited	Ps.	49,604,800	Ps.	182,177,343	Ps.	987,535	Ps.	(4,566,021)	Ps.	4,639,051	Ps.	(2,422,088)	Ps.	(26,031,268)	Ps.	33,881,143	Ps.	(66,444,729)	Ps.	171,825,766

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2011

(Figures stated in thousands of Mexican pesos (Note 2))

							Accumulated comprehensive (loss) income
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Derivative financial instruments		Currency translation effect		Net income for the period		Accumulated earnings		Total
Balances as of January 1, 2011 unaudited	Ps.	49,604,800	Ps.	182,177,343	Ps.	987,535	Ps.	(232,378)	Ps.	—	Ps.	—	Ps.	25,346,740	Ps.	257,884,040
Comprehensive (loss) income:
Profit for the period		—		—		—		—		—		1,537,662		—		1,537,662
Other comprehensive loss		—		—		—		(262,838)		(1,205,300)		—		—		(1,468,138)

Total comprehensive (loss) income:		—		—		—		(262,838)		(1,205,300)		1,537,662		—		69,524
Increase in Equity		—		11,164		—		—		—		—		—		11,164

Balances as of March 31, 2011 unaudited	Ps.	49,604,800	Ps.	182,188,507	Ps.	987,535	Ps.	(495,216)	Ps.	(1,205,300)	Ps.	1,537,662	Ps.	25,346,740	Ps.	257,964,728

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

	2012		2011
	(unaudited)		(unaudited)
Operating activities:
Activities related to investing activities:
Income before taxes and duties	Ps.	280,425,818	Ps.	200,951,092
Depreciation and amortization		35,075,756		32,473,248
Impairment of properties, plant and equipment		2,326,982		2,465,405
Profit sharing in non-consolidated subsidiaries and affiliates		(158,695)		(303,236)
Disposal of fixed assets		589,693		3,653,109
Unsuccessful wells		2,860,249		2,333,798
Activities related to financing activities:
Foreign exchange fluctuations		(53,703,032)		(13,569,213)
Interest expense		8,582,036		7,755,739

		275,998,807		235,759,942

Funds (used in) provided by operating activities:
Derivative financial instruments		(3,587,531)		(2,074,564)
Accounts and notes receivable		521,353		(28,581,391)
Inventories		(5,352,626)		3,829,506
Other assets		(890,219)		(615,703)
Suppliers		3,210,532		4,320,477
Accounts payable and accrued expenses		(2,566,197)		(166,197)
Taxes payable		(247,260,640)		(191,432,833)
Reserve for sundry creditors and others		403,368		1,089,892
Contributions and payments for employee benefits		1,604,107		7,092,456
Deferred income taxes		2,113,716		951,116

Net cash flows from operating activities		24,194,670		30,172,701
Investing activities:
Exploration costs		(505,721)		(44,637)
Acquisition of fixed assets		(36,429,357)		(26,441,216)

Net cash flows used in investing activities		(36,935,078)		(26,485,853)

Cash flows to be obtained from financing activities		(12,740,408)		3,686,848
Financing activities:
Proceeds from new debt		83,411,332		28,720,003
Debt payments, principal only		(65,879,795)		(26,707,975)
Interest paid		(9,513,217)		(9,333,257)

Net cash flows from financing activities		8,018,320		(7,321,229)

Net decrease in cash and cash equivalents		(4,722,088)		(3,634,381)
Effects of change in cash value		(1,677,777)		(3,267,032)
Cash and cash equivalents at the beginning of the period		114,368,236		131,182,925

Cash and cash equivalents at the end of the period	Ps.	107,968,371	Ps.	124,281,512

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), and the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establishes the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities, with Petróleos Mexicanos (Corporate) responsible for the central conduction and strategic direction of such activities.

The Petróleos Mexicanos Law, which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities, as created by the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), which preceded the Petróleos Mexicanos Law, will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad, unless and until the Mexican Government issues a decree or decrees of reorganization based on a proposal by the Board.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

•	Pemex-Exploración y Producción (“Pemex-Exploration and Production”);

•	Pemex-Refinación (“Pemex-Refining”);

•	Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and

•	Pemex-Petroquímica (“Pemex-Petrochemicals”).

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities can be performed only by Petróleos Mexicanos and these Entities and cannot be delegated or subcontracted, with the exception of those performed by Pemex-Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

The principal objectives of the Subsidiary Entities are as follows:

I.	Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II.	Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV.	Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets secondary petrochemicals.

For purposes of these condensed consolidated interim financial statements, any capitalized name or term that is not defined herein, will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the Organic Law of Petróleos Mexicanos, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

On May 2, 2012, these condensed consolidated interim financial statements and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Controls and
C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

NOTE 2—BASIS OF PREPARATION:

PEMEX has begun reporting its financial information in accordance with IFRS as of and for the year that will be ending December 31, 2012, with a “transition date” to IFRS of January 1, 2011 and an “adoption date” of January 1, 2012. The rules for first-time adopters of IFRS are established in IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), which requires an entity presenting an interim financial report for part of the period covered by its first IFRS financial statements to include restated comparative information for the interim period and reconciliations between amounts reported under its previous accounting standards (“Mexican FRS”) and IFRS (see Note 13).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”) and until the first full annual consolidated financial statements are issued the information contained herein may be adjusted or amended.

The statements of financial position as of December 31 and January 1, 2011, as well as the statement of comprehensive income, statement of changes in equity and statement of cash flows for the three-month period ended March 31, 2011, are included solely for comparative purposes and were prepared in accordance with IFRS, using the same accounting policies and procedures used in the preparation of the condensed consolidated financial statements as of and for the three-month period ended March 31, 2012.

These condensed consolidated interim financial statements do not include all the information and disclosure required for full annual financial statements under IFRS and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2011, which were prepared under Mexican Financial Reporting Standards (“Mexican FRS”). See Note 13 for an explanation of the primary effects of the transition to IFRS and a reconciliation of PEMEX’s financial statements under IFRS to the information previously reported under Mexican FRS as of the transition date and adoption date.

a) Basis of measurement

These condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis.

PEMEX recognized the effects of inflation in the preparation of its consolidated financial statements until December 31, 1997, the last year in which the economy was deemed as hyperinflationary in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies” under IFRS.

b) Functional and presentation currency

These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated.

References in these condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

The preparation of the condensed consolidated interim financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the recorded amounts of income and expenses during the period. The important items subject to such estimates and assumptions include the carrying value of wells, pipelines, properties, plant and equipment, the valuation allowance for doubtful accounts, inventories, impairment, works in progress, deferred tax assets and liabilities, the valuation of financial instruments and liabilities related to employee benefits. Actual results could differ from those estimates and assumptions.

c) Adoption of IFRS

In order to determine its opening statement of financial position and comparative adoption statement of financial position as required by IFRS 1, PEMEX in accordance with IFRS 1, chose the following exemptions and exceptions:

(i) Optional Exemptions Under IFRS

Exemption to use fair value as deemed cost.

IFRS 1 provides the option to measure property, plant and equipment, as well as certain intangibles, at their fair value as of the date of transition to IFRS and use that fair value as the deemed cost of the relevant assets, or to use the updated book value previously reported under Mexican FRS (or ASC 932, in the case of wells), provided that such book value is broadly comparable to (a) fair value; or (b) cost or depreciated cost under IFRS, adjusted to recognize changes in inflation.

PEMEX has chosen to value its plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, PEMEX has chosen to use their current values under Mexican FRS, or ASC 932 in the case of wells, as their deemed cost. The net effect of the change in valuation of fixed assets is recognized against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Exemption for borrowing costs

IFRS 1 allows entities to apply the transitional guidelines included in revised IAS 23 “Borrowing Costs” (2007), which provides that the standard is effective as of January 1, 2009 or the transition date to IFRS, whichever is later, unless the entity elects retrospective application.

PEMEX chose to apply this exception and begin to capitalize all financing costs prospectively from the transition date.

Exemption for accumulated currency translation effects

IFRS 1 permits the cancellation of accumulated gains and losses arising from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, PEMEX has chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

(ii) Mandatory exceptions under IFRS 1

Exception for accounting estimates

Estimates prepared under IFRS as of the transition date should coincide with those previously prepared under the entity’s former accounting principles basis, unless there is objective evidence that the previous estimates contained factual errors as of their dates. PEMEX has reviewed its estimates under Mexican FRS as of the transition date and has made no changes to the previously determined estimates.

(iii) Other policy changes

Early adoption of IAS 19 (revised) “Employee Benefits” (“IAS 19”)

PEMEX chose the early adoption of IAS 19, which eliminates the use of the “corridor method” to recognize actuarial gains and losses. As a result, such items are now recognized in other comprehensive income (loss) in the period in which they are incurred. Items that may be recognized in the statement of comprehensive income are limited to past and present service costs, gains or losses arising from plan curtailments or settlements and interest income or expense. All other gains or losses in (liabilities) assets for termination or retirement benefits are recognized in other comprehensive income (loss), with no further impact on the results of operations.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

As a result, PEMEX has recognized all unamortized actuarial gains or losses and plan modifications reported under Mexican FRS against the initial balance of (accumulated losses) retained earnings under IFRS.

Additionally, accruals for termination benefits are only recognized under IAS 19 when an entity has incurred a legal obligation to pay such benefits to the employee. For this reason, as of the transition date, PEMEX has cancelled the component of termination benefits against the initial balance of (accumulated losses) retained earnings under IFRS.

Component accounting

IAS 16, “Property, Plant and Equipment,” (“IAS 16”) requires the identification on a separate basis of relevant components of an asset that have different expected patterns of future economic benefits, with depreciation calculated separately by part. As of the transition date, PEMEX identified assets by relevant components and depreciated them accordingly.

Recognition of inflationary effects

Beginning with the year 2012, PEMEX’s financial information is subject to the provisions of IAS 29, “Financial Reporting in Hyperinflationary Economies.” Under this IFRS, the threshold for considering an economy hyperinflationary, and consequently, adjusting certain line items in the financial statements for inflation, is reached when the cumulative three-year inflation rate is approaching or exceeds 100% among other indicators. Under Mexican FRS, this threshold is reached when cumulative three-year inflation is 26% or more.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening statements of financial position under IFRS as of January 1, 2011. The final determination of PEMEX’s accounting policies under IFRS, or any modification realized to the policies set forth below after the date of this report, will affect the opening statement of financial position under IFRS.

(a) Basis of consolidation

The condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities. All significant intercompany balances and transactions have been eliminated in the consolidation, and the consolidation has been made based on the financial statements of the Subsidiary Entities and the Subsidiary Companies as of March 31, 2012 and 2011, December 31, 2011 and January 1, 2011.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

The Subsidiary Companies are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The financial statements of the Subsidiary Companies have been made based on the same period of PEMEX’s financial statements applying the same accounting policies.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (PMI CIM); P.M.I. Trading, Ltd. (PMI Trading); P.M.I. Holdings North America, Inc. (PMI HNA); P.M.I. Holdings Petróleos España, S.L. (HPE); P.M.I. Holdings, B.V. (PMI HBV); P.M.I. Norteamérica, S.A. de C.V. (PMI NASA); Kot Insurance Company, AG (KOT); Integrated Trade Systems, Inc. (ITS); P.M.I. Marine, Ltd. (PMI Mar); P.M.I. Services, B.V. (PMI-SHO); Pemex Internacional España, S.A. (PMI-SES); Pemex Services Europe, Ltd. (PMI-SUK); P.M.I. Services North America, Inc. (PMI-SUS); Mex Gas International, Ltd. (MGAS); Pemex Finance, Ltd.; the Master Trust(i); and Fideicomiso Irrevocable de Administración No. F/163 (Fideicomiso F/163)(i).

(i)	The Assumption and Termination Agreement for the Fideicomiso F/163 was executed on August 16, 2011. The Assumption and Termination Agreement of the Master Trust became effective on December 20, 2011, and the State of Delaware issued the cancellation certificate on the same day. These trusts are no longer included in the financial statements of PEMEX as of December 31, 2011 and as of and for the three-month period ended March 31, 2012.

(b) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

(c) Permanent investments in shares of non-consolidated subsidiaries, affiliates and others

Investments in shares of non-consolidated subsidiary companies are valued by the equity method, based on the financial statements of the issuing companies as of December 31, 2011 and March 31, 2012. Certain non-consolidated subsidiary companies and affiliates were recorded at their acquisition cost, and based on their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued by the equity method (see Note 8).

(d) Translation of foreign currency financial statements

Transactions in foreign currencies are translated to the functional currency at exchanges rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognized in profit or loss.

The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated at exchange rates at the dates of the transactions.

(e) Financial Assets

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Held-to-maturity financial assets

If PEMEX has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent PEMEX from classifying investment securities as held-to-maturity for the current and the following two financial years.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the previous categories. PEMEX’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction cost. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

(f) Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(g) Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

(h) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost of some pipelines, properties, plant and equipment at January 1, 2011, the date of transition to IFRS, was determined by reference to its fair value at that date.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after January 1, 2011.

Cost also may include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of wells, pipelines, properties, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The gain or loss on disposal of an item of wells, pipelines, properties, plant and equipment is determined by comparing the proceeds from disposal with the carrying amount of the wells, pipelines, properties, plant and equipment, and is recognized net within other income/expenses in profit or loss. When revalued assets are sold, any related amount included in the revaluation reserve is transferred to retained earnings.

The cost of replacing a component of an item of wells, pipelines, properties, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow of PEMEX, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The cost of the day to day servicing of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed, and if a component has a useful life that is different from the remainder of that asset, then that component is depreciated separately.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of wells, pipelines, properties, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that PEMEX will obtain ownership by the end of the lease term. Land is not depreciated.

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and adjusted if appropriate.

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs in accordance with the Accounting Standard Codification 932 (ASC 932) “Extractive Activities—Oil and Gas” issued by the U.S. Financial Accounting Standards Board, in the absence of local rules in the industry.

Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future, or (b) proved reserves are identified within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX’s management makes periodic assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in the preceding paragraph no longer apply.

(i) Crude oil and natural gas reserves

Under the Political Constitution of the United Mexican States and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX.

Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (“Rule 4-10(a)”), and where necessary, in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007. These procedures are consistent with international reserves reporting practice.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

(j) Impairment of non-financial assets

If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income to recognize the asset at its recoverable amount.

The recoverable amount is defined as the higher of the fair value minus the cost of sales and the use value.

The recoverable amount of a cash-generating asset is determined considering the use value. In the case of the cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

(k) Intangible assets

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain.

Intangible assets acquired separately are valued at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are valued by their acquisition cost, less (i) accumulated amortization, measured using the straight line method during the estimated useful life of the intangible asset, and (ii) accumulated impairment.

(l) Financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, PEMEX has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Other financial liabilities comprise loans and borrowings and trade and other payables.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

(m) Loans and debt that accrue interest

After the initial recognition, loans and debts that accrue interest are measured at deemed cost using the effective interest rate method.

The amortized cost is calculated taking into consideration any discount or premium on the acquisition and the interest payment and transaction costs that comprise the effective interest rate method. The amortized cost is included in financing costs in the statement of comprehensive income.

(n) Leases

The determination of whether an agreement is or contains a lease is based on the content of agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Financial leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property or at the present value of minimum lease payments. Payments on the lease are divided between the financial costs and the deduction of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income. Operating lease payments are recognized as expenses in the statement of comprehensive income during the period covered by the leases.

(o) Accruals

PEMEX recognizes accruals where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of assets is probable and the amount is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cost is probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the particulars of each case. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as costs. The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation is identified for which PEMEX has the information necessary to determine a reasonable cost estimate.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

(p) Retirement of assets

Obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components but excluding those related to the retirement of wells, are recognized at the date the retirement obligation is incurred, based on the discounted cash flow method of accounting. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the amount.

The costs and obligations related to the retirement of assets associated with the principal refining processes for gas and petrochemicals are not estimated. These assets are considered to have an indeterminate useful life, as a result of maintenance and repairs, and PEMEX lacks sufficient information to reasonably determine the date on which they will be decommissioned.

(q) Employee benefits

PEMEX has established employee non-contributory retirement plans under which PEMEX pays contributions into a separate trust. Obligations for contributions are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees, using the projected unit credit method. All actuarial gains and losses are recognized in other comprehensive income when they are determinate.

Assets and liabilities in respect of defined benefit pension plans are calculated by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods; those benefits are discounted to determine their present value, and the fair value of the defined benefit asset is deducted. The value of the asset is limited to the present value of economic benefit available in the form of any future refunds from the plan or reductions in future contributions to the plan.

Termination benefits are recognized in the statement of operation as they are incurred.

(r) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

The special tax laws to which PEMEX is subject are as follows:

•	Derecho ordinario sobre hidrocarburos (Ordinary Hydrocarbons Duty, or “DOSH”)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

•	Derecho sobre hidrocarburos para el fondeo de estabilización (Hydrocarbons Duty for the Stabilization Fund)

•	Derecho extraordinario sobre la exportación de crudo (Extraordinary Duty on Crude Oil Exports)

•	Derecho para la investigación científica y tecnológica en material de energía (Duty for Scientific and Technological Research on Energy)

•	Derecho para la fiscalización petrolera (Duty for Oil Monitoring)

•	Derecho único sobre hidrocarburos (Sole Hydrocarbons Duty)

•	Derecho sobre extracción de hidrocarburos (Extraction of Hydrocarbons Duty)

•	Derecho especial sobre hidrocarburos (Special Hydrocarbons Duty)

•	Derecho adicional sobre hidrocarburos (Additional Hydrocarbons Duty)

•	Impuesto a los rendimientos petroleros (Hydrocarbon Income Tax or “IRP”)

•	Derecho para regular la exploración y explotación de hidrocarburos (Tax to regulate the exploration and exploitation of hydrocarbons or “Hydrocarbons Exploration Tax”)

Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”).

Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the Hydrocarbon Income Tax and Income Tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of the consolidated financial statements.

(s) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

(t) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery. Revenue for services rendered is recognized when PEMEX has a right to collect payment for such services.

(u) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by PEMEX’s management in order to allocate resources and assess the profitability of the segments.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 4—CASH AND CASH EQUIVALENTS

	As of
	March 31,		December 31,		January 1,
	2012		2011		2011
Cash on hand and in banks	Ps.	73,543,510	Ps.	97,049,874	Ps.	110,462,006
Demand deposits		34,424,861		17,318,362		20,720,919

	Ps.	107,968,371	Ps.	114,368,236	Ps.	131,182,925

NOTE 5—ACCOUNTS, NOTES RECEIVABLE AND OTHERS

	As of
	March 31,		December 31,		January 1,
	2012		2011		2011
Export customers	Ps.	57,218,958	Ps.	61,402,274	Ps.	39,398,026
Domestic customers		49,695,658		47,132,036		33,855,752
Negative IEPS Tax pending to be credited		21,121,613		19,665,432		6,031,103
Tax credits		12,384,621		9,321,409		16,585,577
Sundry debtors		5,207,368		7,951,295		10,573,269
Employees and officers		4,562,487		4,623,555		4,525,102
Insurance claims		2,762,926		2,627,112		8,037,264
Advances to suppliers		2,816,229		1,830,758		1,628,580
Other accounts receivable		97,369		104,798		252,710

	Ps.	155,867,229	Ps.	154,658,669	Ps.	120,887,383

NOTE 6—INVENTORIES

	As of
	March 31,		December 31,		January 1,
	2012		2011		2011
Crude oil, refined products, derivatives and petrochemical products	Ps.	43,831,073	Ps.	39,398,610	Ps.	34,435,817
Materials and supplies in stock		4,667,330		5,526,281		4,611,575
Materials and products in transit		191,948		268,868		220,479

	Ps.	48,690,351	Ps.	45,193,759	Ps.	39,267,871

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 7—AVAILABLE-FOR-SALE INVESTMENTS

In 2011, PMI HBV acquired 57,204,240 shares of Repsol YPF, S.A. (“Repsol”) at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol’s share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol’s share capital. PEMEX’s direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX’s overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

As of March 31, 2012 and December 31, 2011, the investment in 57,204,240 shares of Repsol was valued at Ps. 18,361,732 and Ps. 24,655,980 respectively. The fair value effect of the investment was recorded in accumulated other comprehensive gain (loss) in the statement of changes in equity at Ps. (6,294,248) and Ps. 3,872,160 respectively.

NOTE 8—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, AFFILIATES AND OTHERS

		Carrying value as of
	Percentage of	March 31,		December 31,		January 1,
	investment	2012		2011		2011
Deer Park Refining Limited	50.00%	Ps.	6,123,907	Ps.	6,576,416	Ps.	6,749,297
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%		3,026,736		3,252,693		2,585,866
Others—Net			1,586,319		3,084,255		1,780,917

Total investments		Ps.	10,736,962	Ps.	12,913,364	Ps.	11,116,080

NOTE 9—DEBT

During the period from January 1 to March 31, 2012, PEMEX participated in the following financing activities:

•	From January 1, 2012 to March 31, 2012, PMI HBV obtained U.S. $3,754,000 and paid U.S. $2,854,000 under a U.S. $1,000,000 revolving line of credit.

•

On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022 under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

•	On February 14, 2012, PMI NASA obtained four direct loans for a total amount of U.S. $151,945 at a 3.50% fixed rate, which mature in December 2021.

•	On March 12, 2012, PMI NASA obtained a direct loan for U.S. $37,998 at a 3.8% fixed rate, which matures on January 27, 2022.

•	On March 28, 2012, PMI Trading obtained a loan for U.S. $125,000 at a 1.8635% fixed rate, which was repaid on April 12, 2012.

•	On March 29, 2012, PMI Trading obtained a loan for Ps. 1,300,000 at a 5.264% fixed rate, which was repaid on April 12, 2012.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 10—SEGMENT FINANCIAL INFORMATION

As of / for the Period ended March 31, 2012:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Sales
Trade	Ps.	—	Ps.	165,973,384	Ps.	29,659,351	Ps.	7,925,503	Ps.	206,091,921	Ps.	—	Ps.	409,650,159
Intersegment		349,545,551		17,657,170		17,905,783		1,592,488		121,450,613		(508,151,605)		—
Services income		—		1,020,360		228,530		—		716,619		(290,194)		1,675,315
Cost of sales		66,899,237		255,368,444		45,117,325		7,239,502		310,199,885		(494,921,777)		189,902,616

Gross income (loss)		282,646,314		(70,717,530)		2,676,339		2,278,489		18,059,268		(13,520,022)		221,422,858
Total general expenses		10,222,840		13,543,794		2,926,720		3,220,453		10,130,601		(13,737,794)		26,306,614
Other revenues—Net		837,360		51,589,976		89,133		73,012		174,100		(172,911)		52,590,670

Operating income (loss)		273,260,834		(32,671,348)		(161,248)		(868,952)		8,102,767		44,861		247,706,914
Comprehensive financing result		25,810,545		(388,520)		905,689		(147,201)		6,427,218		(47,522)		32,560,209
Interest (paid)		(9,496,263)		(4,197,190)		(353,729)		(182,092)		(18,834,784)		20,066,310		(12,997,748)
Interest received		3,914,102		478,608		965,304		3,411		19,296,121		(20,113,832)		4,543,714
Exchange gain (loss)		31,392,706		3,330,062		294,114		31,480		5,965,881		—		41,014,243
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		69,847		—		(30,590)		—		28,576,746		(28,457,308)		158,695
Taxes and duties		244,518,308		293,231		(341,886)		4,587		2,070,435		—		246,544,675

Net income (loss)		54,622,918		(33,353,099)		1,055,737		(1,020,740)		41,036,296		(28,459,969)		33,881,143
Other comprehensive results		—		—		—		—		(8,956,388)		—		(8,956,388)
Comprehensive income (loss)		54,622,918		(33,353,099)		1,055,738		(1,020,740)		32,079,908		(28,459,969)		24,924,755
Current assets		847,016,003		390,702,161		97,535,589		89,473,719		1,047,786,594		(2,128,336,396)		344,177,670
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others		862,940		157,094		1,685,409		—		332,309,663		(324,278,144)		10,736,962
Wells, pipelines, properties, plant and equipment		1,216,498,506		243,011,775		110,827,835		42,282,028		9,766,919		—		1,622,387,063
Total assets		2,068,397,070		635,297,167		212,423,482		132,654,661		2,011,194,000		(3,068,394,295)		1,991,572,085
Current liabilities		414,077,683		505,560,801		24,584,097		25,148,937		1,394,283,335		(2,118,432,180)		245,222,673
Long-term debt		589,439,559		30,600,029		1,560,109		234,251		623,851,710		(608,950,604)		636,735,054
Reserve for employee benefits		274,383,184		279,101,426		62,266,204		81,152,604		148,215,783		—		845,119,201
Total liabilities		1,335,850,549		824,678,147		113,584,933		106,890,782		2,182,860,186		(2,744,118,278)		1,819,746,319
Equity		732,546,521		(189,380,980)		98,838,549		25,763,879		(171,666,186)		(324,276,017)		171,825,766
Depreciation and amortization		29,269,858		3,098,913		1,744,096		779,268		183,621		—		35,075,756
Net cost for the period of employee benefits		7,331,727		7,361,117		1,692,866		2,154,211		4,284,812		—		22,824,733
Acquisitions of fixed assets		30,625,882		3,798,801		585,841		755,914		(30,991)		—		35,735,447

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

For the Period ended March 31, 2011:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Sales
Trade	Ps.	—	Ps.	139,318,180	Ps.	32,223,438	Ps.	7,773,875	Ps.	172,151,002	Ps.	—	Ps.	351,466,495
Intersegment		280,122,087		16,455,954		18,313,838		3,531,449		103,168,695		(421,592,023)		—
Services income		—		749,913		—		—		688,924		(205,214)		1,233,623
Cost of sales		57,974,178		197,417,219		49,869,350		10,683,494		262,794,009		(410,004,544)		168,733,706

Gross income (loss)		222,147,909		(40,893,172)		667,926		621,830		13,214,612		(11,792,693)		183,966,412
Total general expenses		7,208,490		10,223,855		2,622,166		2,418,982		8,911,290		(11,643,026)		19,741,757
Other revenues—Net		459,360		25,717,993		534,270		241,871		164,368		201,199		27,319,061

Operating income (loss)		215,398,779		(25,399,034)		(1,419,970)		(1,555,281)		4,467,690		51,532		191,543,716
Comprehensive financing result		2,168,089		(1,448,982)		744,298		(122,860)		7,804,047		(40,452)		9,104,140
Interest (paid)		(14,451,929)		(2,734,559)		(2,424,386)		(132,640)		(22,551,617)		30,384,874		(11,910,257)
Interest received		9,291,627		62,395		3,029,490		4,410		28,354,516		(30,425,326)		10,317,112
Exchange gain (loss)		7,328,391		1,223,182		139,194		5,370		2,001,148		—		10,697,285
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		2,272		—		—		—		(438,613)		739,577		303,236
Taxes and duties		193,907,712		—		1,434,887		4,887		4,065,944		—		199,413,430

Net income (loss)		23,661,428		(26,848,016)		(2,110,559)		(1,683,028)		7,767,180		750,657		1,537,662
Other comprehensive results		—		—		(65,500)		—		(1,402,638)		—		(1,468,138)
Comprehensive income (loss)		23,661,428		(26,848,016)		(2,176,059)		(1,683,028)		6,364,542		750,657		69,524
Depreciation and amortization		27,199,542		3,033,132		1,580,883		503,377		156,315		—		32,473,249
Net cost for the period of employee benefits		6,755,628		6,407,708		1,554,823		1,821,570		3,661,357		—		20,201,086
Acquisitions of fixed assets		24,438,200		2,946,900		344,500		292,100		43,200		—		28,064,900

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

As of / for the Period ended December 31, 2011:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Sales
Trade	Ps.	—	Ps.	621,678,105	Ps.	128,665,354	Ps.	28,854,514	Ps.	772,965,362	Ps.	—	Ps.	1,552,163,335
Intersegment		1,270,839,927		75,154,806		77,479,563		14,583,501		469,407,874		(1,907,465,671)		—
Services income		—		3,619,441		1,082,588		—		2,997,189		(1,433,631)		6,265,587
Cost of sales		284,027,788		937,046,685		202,086,531		44,845,155		1,189,764,777		(1,863,415,340)		794,355,596

Gross income (loss)		986,812,139		(236,594,333)		5,140,974		(1,407,140)		55,605,648		(45,483,962)		764,073,326
Total general expenses		26,612,112		42,498,211		10,335,142		9,059,477		39,301,852		(46,156,786)		81,650,008
Other revenues—Net		22,840,899		164,817,604		330,873		7,333,694		(1,815,188)		(522,145)		192,985,737

Operating income (loss)		983,040,926		(114,274,940)		(4,863,295)		(3,132,923)		14,488,608		150,679		875,409,055
Comprehensive financing result		(70,874,322)		(22,848,216)		3,036,493		(755,810)		439,513		(142,046)		(91,144,388)
Interest (paid)		(42,188,969)		(16,635,802)		(5,367,648)		(756,538)		(86,067,737)		88,247,880		(62,768,814)
Interest received		18,121,683		395,051		8,665,856		16,533		91,615,852		(88,389,926)		30,425,049
Exchange gain (loss)		(46,807,036)		(6,607,465)		(261,715)		(15,805)		(5,108,602)		—		(58,800,623)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		39,873		—		(341,562)		—		(91,857,101)		91,564,791		(593,999)
Taxes and duties		871,471,372		—		282,399		10,532		4,029,342		—		875,793,645

Net income (loss)		40,735,105		(137,123,156)		(2,450,763)		(3,899,265)		(80,958,322)		91,573,424		(92,122,977)
Other comprehensive results		—		—		—		—		(19,191,600)		—		(19,191,600)
Comprehensive income (loss)		40,735,105		(137,123,156)		(2,450,763)		(3,899,265)		(100,149,922)		91,573,424		(111,314,577)
Current assets		820,589,781		386,170,862		101,163,607		89,543,114		1,025,227,243		(2,068,255,524)		354,439,083
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others		793,092		157,094		3,466,391		—		314,645,188		(306,148,401)		12,913,364
Wells, pipelines, properties, plant and equipment		1,217,145,453		244,562,777		112,104,705		42,496,814		10,022,910		—		1,626,332,659
Total assets		2,042,006,059		631,867,397		219,033,099		132,918,551		2,001,262,109		(3,020,923,562)		2,006,163,653
Current liabilities		414,738,364		467,072,805		32,282,167		24,776,254		1,375,772,617		(2,061,160,609)		253,481,598
Long-term debt		620,556,799		33,166,720		1,711,125		255,062		657,704,182		(642,928,086)		670,465,802
Reserve for employee benefits		272,745,883		278,413,001		61,292,344		80,695,724		150,314,666		—		843,461,618
Total liabilities		1,363,611,402		786,635,034		121,002,286		106,070,015		2,196,723,324		(2,714,779,419)		1,859,262,642
Equity		678,394,657		(154,767,637)		98,030,814		26,848,536		(195,461,215)		(306,144,144)		146,901,011
Depreciation and amortization		112,915,211		10,425,737		6,692,137		2,052,209		633,569		—		132,718,862
Net cost for the period of employee benefits		23,537,370		22,543,967		5,197,063		6,346,549		11,032,349		—		68,657,298
Acquisitions of fixed assets		160,797,400		26,919,000		3,519,900		2,563,200		819,300		—		194,618,800

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

As of January 1, 2011:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Current assets	Ps.	739,822,774	Ps.	371,951,541	Ps.	99,738,697	Ps.	89,681,743	Ps.	912,749,896	Ps.	(1,903,569,091)	Ps.	310,375,560
Permanent investments in shares of non-consolidated subsidiaries, affiliates and others		753,220		157,094		1,983,237		—		393,300,226		(385,077,697)		11,116,080
Wells, pipelines, properties, plant and equipment		1,174,965,487		237,504,574		115,929,372		34,924,953		9,947,229		—		1,573,271,615
Total assets		1,919,037,822		610,695,095		218,095,332		125,765,757		1,875,572,455		(2,844,852,888)		1,904,313,573
Current liabilities		433,338,544		323,872,240		29,914,167		17,323,008		1,294,428,165		(1,891,704,715)		207,171,409
Long-term debt		532,529,418		30,896,536		2,855,608		318,043		560,050,147		(553,222,768)		573,426,984
Reserve for employee benefits		263,822,113		253,192,506		59,267,028		70,272,174		135,523,645		—		782,077,466
Total liabilities		1,285,040,065		615,223,704		118,336,498		88,213,143		1,999,387,833		(2,459,771,710)		1,646,429,533
Equity		633,997,757		(4,528,609)		99,758,834		37,552,614		(123,815,378)		(385,081,178)		257,884,040

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 11—CONTINGENCIES

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of March 31, 2012, PEMEX had accrued a reserve of Ps. 9,167,572, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. On January 11, 2012, the ICA notified the parties of the final award, pursuant to which Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,056. After the amounts were offset, the amount to be paid to CONPROCA is U.S. $282,121 plus financial expenses and taxes. On February 10, 2012, CONPROCA filed a request to clarify the final award. As of the date of this report, a resolution in connection with this request is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. (“USISA”) filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,094 in damages and expenses. On July 13, 2010, the Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit) in the Federal District issued a judgment in connection with an amparo filed by USISA, ordering Pemex-Refining to pay Ps. 89,000 plus the plaintiff’s financial expenses. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. Subsequently, the plaintiff filed a motion for the payment of financial expenses seeking approximately Ps. 67,281, to which Pemex-Refining responded. The evidentiary stage related to this payment was opened, and Pemex-Refining appointed its expert, who accepted his designation. As of this date, the expert’s opinion is still pending.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had issued an award, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the judgment be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court. Such amount was deposited by Pemex-Exploration and Production in the Court’s account on December 30, 2010. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void, which was granted on October 24, 2011. Based on this resolution, Pemex-Exploration and Production filed a motion before the U.S. District Court and the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void, that the guarantee deposit be returned to Pemex-Exploration and Production and that the COMMISA request for enforcement be rejected. A hearing in connection with the appeal was held on February 2, 2012. On February 16, 2012, the Second Circuit Court of Appeals vacated the District Court’s judgment and remanded the case to the District Court for reconsideration in light of the intervening decision of the Mexican court. COMMISA has requested that the arbitration award be confirmed. A hearing will be held on May 10, 2012. As of the date of this report, a new decision by the District Court is still pending.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Décimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay damages of Ps. 995,877, plus interest, as well as expenses related to the claim. In May 2010, the plaintiff and the defendants each filed motions against this judgment. On June 14, 2011, the Primer Tribunal Unitario del Décimo Circuito (First Unit Court of the Tenth Circuit) overturned the judgment issued by the Fourteenth District Court, stating that the claim should not have been brought in civil court, and ordered the plaintiff to pay expenses related to this claim. The plaintiff filed an amparo before the Tribunal Colegiado en Materia Civil y del Trabajo del Décimo Circuito (Joint Civil and Labor Court of the Tenth District), which was denied on January 23, 2012. Therefore, the judgment issued by the First Unit Court of the Tenth Circuit is final and this claim has concluded.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Exploration and Production. On August 30, 2011, Pemex-Exploration and Production filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Exploration and Production accepted his designation. As of this date, the trial is in the evidentiary stage.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Refining. On August 30, 2011, Pemex-Refining filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Refining accepted his designation. As of this date, the trial is in the evidentiary stage.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. This appeal was denied. Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an appeal against this

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

resolution before the Tercer Tribunal Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was denied on May 6, 2011. On May 26, 2011, the defendants filed an amparo and a provisional suspension was granted, but the territorial jurisdiction of the Seventh District Court in Reynosa, Tamaulipas was subsequently confirmed. Once the provisional suspension of the primary trial is lifted, the evidentiary stage will continue. As of this date, a final resolution is still pending.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage. On December 2, 2011, the Segundo Tribunal Unitario del Décimo Circuito (Second Unit Court of the Tenth Circuit) granted the appeal filed by the plaintiffs (No. 31/2011-VII) against a resolution dated August 29, 2011 rejecting evidence previously filed by the plaintiffs. On January 5, 2012, the Third District Court requested from the Séptima Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court) additional documentary evidence. This request is still pending. On that same date, a documentation request filed by the plaintiffs addressed to Pemex-Exploration and Production was denied. The plaintiffs filed an appeal against this resolution, which was denied on January 11, 2012. On January 19, 2012, the plaintiffs filed a new appeal against this resolution. Subsequently, the financial, economic, accounting and engineering experts filed their opinions with the Third District Court. On February 27, 2012, the Second Unit Court of the Tenth Circuit confirmed the resolution and therefore, the appeal was denied. On March 1, 2012, the defendant requested that independent expert arbitrators be appointed. This request remains pending until the documentation requested from the Seventh Metropolitan Regional Court is delivered. The plaintiffs then filed an amparo (No. 2185/2010-II) before the Juzgado Cuarto de Distrito (Fourth District Court) in Tabasco, arguing that the Ley de Obras Públicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services) is unconstitutional and the guarantee paid under the public works contract should be returned to the plaintiffs. On February 16, 2012 the amparo was denied. The plaintiffs filed a motion to review this resolution before the Joint Civil and Labor Court of the Tenth Circuit. Subsequently, the plaintiffs filed another amparo against the Law of Public Works and Related Services and the guarantee paid (No. 556/2011-II) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the Federal District, which was denied on October 31, 2011. The plaintiffs filed a motion to review this resolution, which was denied on February 23, 2012. Therefore, this amparo has concluded. The plaintiffs also filed an administrative claim (No. 4957/11-17-07-1) before the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. Pemex-Exploration and Production was summoned on April 4, 2011, and filed its

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

response to the claim on June 13, 2011. On August 24, 2011, Pemex-Exploration and Production was notified that their response had been admitted, along with the opinion of an economic and financial expert. In addition, the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court requested that Pemex-Exploration and Production appoint its experts and provide related documentation, which was provided on September 9, 2011. On February 7, 2012, the experts appeared before the Court. On February 29, 2012, the experts requested an extension to file their opinions and the appropriate resolution is still pending. Subsequently, Pemex-Exploration and Production filed a motion against a ruling that accepted additional evidence filed by the plaintiffs. As of this date, the trial is in the evidentiary stage.

On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimosegundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011 Pemex-Exploration and Production filed a response to this claim and a motion stating that the court lacked jurisdiction. This motion was denied on August 8, 2011. Pemex-Exploration and Production filed an appeal against this resolution, which was denied. Pemex-Exploration and Production filed an amparo against this resolution. A constitutional hearing was held on January 13, 2012, and the amparo filed by Pemex-Exploration and Production was denied. Subsequently, Pemex-Exploration and Production filed a motion to review this resolution. As of the date of this report, a resolution of this motion is still pending. In addition, on November 14, 2011, the plaintiff filed a motion to suspend the guarantees granted in the services agreements, which was denied. The plaintiff filed an appeal (No. 508/2011) before the Tercer Tribunal Unitario en Materia Civil y Administrativa (Third Unit Civil and Administrative Court), which was denied. As of the date of this report, a final resolution is still pending.

On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking to have the lack of recognition of its alleged petroleum rights concessions declared null and void, and is also seeking damages of approximately Ps. 1,552,730. In November 2011, the trial was suspended based on a motion filed by Pemex-Exploration and Production and Petróleos Mexicanos arguing that the court lacked jurisdiction. On March 6, 2012, the Court ruled that it will not admit this motion until the Tax Management Service files a report about the plaintiff’s tax residence. As of this date, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 12—SUBSEQUENT EVENTS

On June 18, 2012, the exchange rate was 13.9115 pesos per U.S. dollar, which represents a 7.6% depreciation of the value of the peso in dollar terms as compared to the exchange rate as of March 31, 2012, which was Ps. 12.8489 per U.S. dollar.

On June 18, 2012, the weighted average price of the crude oil exported by PEMEX was U.S. $90.39 per barrel, a decrease of 18.7% as compared to the average price as of March 31, 2012, which was U.S. $111.22 per barrel.

On April 19, 2012, two equity swaps related to a total of 19,021,773 shares of Repsol stock expired and were renewed as one equity swap with the same characteristics and conditions. This equity swap will expire on April 19, 2013.

In the period from April 1 to June 15, 2012, the significant financing activities of PEMEX were as follows:

On April 10, 2012, Petróleos Mexicanos issued CHF 300,000 of 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On April 26, 2012, Petróleos Mexicanos issued AUD 150,000 of 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

In May 2012, PMI Trading obtained and repaid Ps. 5,567,000 from its revolving credit line.

Between May 1, 2012 and June 15, 2012, PMI HBV obtained U.S. $1,873,000 from its revolving credit line and repaid U.S. $1,513,000.

On April 16, 2012, the President of the Republic of Argentina submitted to the Argentine Congress a bill that provides for the expropriation of 51% of the Class D shares of Yacimientos Petrolíferos Fiscales S.A. (“YPF”), all of which are owned, directly or indirectly, by Repsol and on April 26, 2012, the Argentine Senate approved this bill, which was then sent to the lower house of the Argentine Congress, the Chamber of Deputies, for its approval. As of December 31, 2011 and as of April 30, 2012, PEMEX has valued and recorded the 57,204,240 Repsol shares acquired by PMI HBV during 2011 as an available-for-sale investment. The market value of Repsol shares has decreased approximately 48.54%, from €23.73 per share as of December 31, 2011 to €12.21 per share as of June 18, 2012. As of the date of this report, PEMEX’s management is in the process of evaluating the impact these developments will have on its investment in Repsol.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 13—EXPLANATION OF TRANSITION TO IFRS

The accounting policies set out in Note 3 have been applied in preparing the interim condensed financial statements as of and for the three months ended March 31, 2012, the comparative information as of and for the year ended December 31, 2011 and in the preparation of the opening statement of financial position at January 1, 2011 (PEMEX transition date ).

In preparing its opening IFRS statement of financial position, PEMEX has adjusted amounts reported previously in financial statements prepared in accordance with Mexican FRS. An explanation of how the transition from previous Mexican FRS to IFRS has affected PEMEX’s financial position, comprehensive income and cash flows is set out in the following tables and the notes thereto:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Reconciliation of financial position at January 1, 2011 (transition date) from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2010		Adjustments and/or Reclassifications		Ref	IFRS As of January 1, 2011
Current assets:
Cash and cash equivalents	Ps.	133,587,079	Ps.	(2,404,154)	[1]	Ps.	131,182,925
Accounts, notes receivable and others—Net		120,887,383		—			120,887,383
Inventories—Net		40,518,866		(1,250,995)	[2]		39,267,871
Other current assets		20,917,211		(1,879,830)	[3]		19,037,381

Total current assets		315,910,539		(5,534,979)			310,375,560

Investments in shares of non-consolidated subsidiaries, affiliates and others		11,116,080		—			11,116,080
Wells, pipelines, properties, plant and equipment—Net		1,061,387,901		511,883,714	[4]		1,573,271,615
Intangible assets—Net		6,215,241		2,386,361	[1,5,6]		8,601,602
Deferred taxes		566,819		381,897	[8]		948,716

Total assets	Ps.	1,395,196,580	Ps.	509,116,993		Ps.	1,904,313,573

Current liabilities:
Current portion of long-term debt	Ps.	89,554,617	Ps.	—		Ps.	89,554,617
Suppliers		43,474,439		—			43,474,439
Accounts payable and other		21,658,672		(82,219)	[3]		21,576,453
Taxes and duties payable		52,565,900		—			52,565,900

Total current liabilities		207,253,628		(82,219)			207,171,409

Long-term liabilities:
Long-term debt		575,170,797		(1,743,813)	[6]		573,426,984
Reserve for employee benefits		661,365,065		120,712,401	[7]		782,077,466
Reserve for sundry creditors and other		55,493,441		—			55,493,441
Deferred taxes		7,215,760		21,044,473	[8]		28,260,233

Total liabilities		1,506,498,691		139,930,842			1,646,429,533

Equity:
Certificates of Contribution “A”		96,957,993		(47,353,193)	[9]		49,604,800
Mexican Government contributions to Petróleos Mexicanos		183,829,166		(1,651,823)	[9]		182,177,343
Legal reserve		987,535		—			987,535
Accumulated other comprehensive (loss)		4,396,294		(4,628,672)	[10]		(232,378)
Accumulated (losses) earnings		(397,473,099)		422,819,839	[10]		25,346,740

Total equity		(111,302,111)		369,186,151			257,884,040

Total liabilities and equity	Ps.	1,395,196,580	Ps.	509,116,993		Ps.	1,904,313,573

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Reconciliation of financial position at March 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of March 31, 2011		Adjustments and/or Reclassifications		IFRS As of March 31, 2011
Current assets:
Cash and cash equivalents	Ps.	126,721,260	Ps.	(2,439,748)	Ps.	124,281,512
Accounts, notes receivable and others—Net		149,468,772		—		149,468,772
Inventories—Net		37,023,584		(136,902)		36,886,682
Other current assets		14,755,778		(1,391,298)		13,364,480

Total current assets		327,969,394		(3,967,948)		324,001,446

Investments in shares of non-consolidated subsidiaries, affiliates and others		10,895,033		—		10,895,033
Wells, pipelines, properties, plant and equipment—Net		1,059,932,660		500,500,404		1,560,433,064
Intangible assets—Net		6,810,265		2,417,704		9,227,969
Deferred taxes		679,469		223,189		902,658

Total assets	Ps.	1,406,286,821	Ps.	499,173,348	Ps.	1,905,460,170

Current liabilities:
Current portion of long-term debt	Ps.	96,496,794	Ps.	—	Ps.	96,496,794
Suppliers		47,794,916		—		47,794,916
Accounts payable and other		14,026,368		68,500		14,094,868
Taxes and duties payable		60,478,161		—		60,478,161

Total current liabilities		218,796,239		68,500		218,864,739

Long-term liabilities:
Long-term debt		555,642,721		(1,712,900)		553,929,821
Reserve for employee benefits		677,108,872		112,012,685		789,121,557
Reserve for sundry creditors and other		56,441,134		—		56,441,134
Deferred taxes		6,777,788		22,360,403		29,138,191

Total liabilities		1,514,766,754		132,728,688		1,647,495,442

Equity:
Certificates of Contribution “A”		96,957,993		(47,353,193)		49,604,800
Mexican Government contributions to Petróleos Mexicanos		183,840,330		(1,651,823)		182,188,507
Legal reserve		987,535		—		987,535
Accumulated other comprehensive (loss)		2,857,596		(4,558,112)		(1,700,516)
Accumulated (losses) earnings		(397,330,901)		422,677,641		25,346,740
Net (loss) for the year		4,207,515		(2,669,853)		1,537,662

Total equity		(108,479,932)		366,444,660		257,964,728

Total liabilities and equity	Ps.	1,406,286,822		Ps. 499,173,348	Ps.	1,905,460,170

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Reconciliation of financial position at December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2011		Adjustments and/or Reclassifications		Ref	IFRS As of December 31, 2011
Current assets:
Cash and cash equivalents	Ps.	117,100,111	Ps.	(2,731,875)	[1]	Ps.	114,368,236
Accounts, notes receivable and others—Net		154,658,669		—			154,658,669
Inventories—Net		44,152,462		1,041,297	[2]		45,193,759
Other current assets		41,559,010		(1,340,591)	[3]		40,218,419

Total current assets		357,470,252		(3,031,169)			354,439,083

Investments in shares of non-consolidated subsidiaries, affiliates and others		12,913,364		—			12,913,364
Wells, pipelines, properties, plant and equipment—Net		1,152,505,680		473,826,979	[4]		1,626,332,659
Intangible assets—Net		9,861,921		2,462,787	[1,5,6]		12,324,708
Deferred taxes		593,759		(439,920)	[8]		153,839

Total assets	Ps.	1,533,344,976	Ps.	472,818,677		Ps.	2,006,163,653

Current liabilities:
Current portion of long-term debt	Ps.	110,497,449	Ps.	—		Ps.	110,497,449
Suppliers		53,313,171		—			53,313,171
Accounts payable and other		23,888,823		11,696	[3]		23,900,519
Taxes and duties payable		65,770,459		—			65,770,459

Total current liabilities		253,469,902		11,696			253,481,598

Long-term liabilities:
Long-term debt		672,275,110		(1,809,308)	[6]		670,465,802
Reserve for employee benefits		731,016,999		112,444,619	[7]		843,461,618
Reserve for sundry creditors and other		64,284,261		—			64,284,261
Deferred taxes		6,217,833		21,351,530	[8]		27,569,363

Total liabilities		1,727,264,105		131,998,537			1,859,262,642

Equity:
Certificates of Contribution “A”		96,957,993		(47,353,193)	[9]		49,604,800
Mexican Government contributions to Petróleos Mexicanos		183,829,166		(1,651,823)	[9]		182,177,343
Legal reserve		987,535		—			987,535
Accumulated other comprehensive (loss)		13,262,597		(32,686,535)	[10]		(19,423,938)
Accumulated (losses) earnings		(397,473,099)		423,151,347	[10]		25,678,248
Net (loss) for the year		(91,483,321)		(639,656)			(92,122,977)

Total equity		(193,919,129)		340,820,140			146,901,011

Total liabilities and equity	Ps.	1,533,344,976	Ps.	472,818,677		Ps.	2,006,163,653

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Reconciliation of comprehensive income for the three months ended March 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the three months ended March 31, 2011		Adjustments and/or reclassifications		IFRS For the three months ended March 31, 2011
Net Sales	Ps.	352,700,118	Ps.	—	Ps.	352,700,118

Cost of sales		165,839,116		2,894,590		168,733,706

Gross income		186,861,002		(2,894,590)		183,966,412

General Expenses:
Transportation and distribution expenses		7,029,054		(878,168)		6,150,886
Administrative expenses		16,351,136		(2,760,265)		13,590,871

Total general expenses		23,380,190		(3,638,433)		19,741,757
Other revenues—Net		29,688,967		(2,369,906)		27,319,061

Operating income		193,169,779		(1,626,063)		191,543,716

Comprehensive financing result:
Interest paid—Net		(1,591,900)		(1,245)		(1,593,145)
Exchange gain		10,316,574		380,711		10,697,285

		8,724,674		379,466		9,104,140

Profit sharing in non-consolidated subsidiaries, affiliates and others		269,068		34,168		303,236

Income before taxes, duties and other charges		202,163,521		(1,212,429)		200,951,092

Hydrocarbon extraction duties and others		194,045,076		—		194,045,076
Hydrocarbon income tax		3,622,550		1,457,423		5,079,973
Income tax		288,381		—		288,381

		197,956,007		1,457,423		199,413,430

Net income for the period	Ps.	4,207,514	Ps.	(2,669,852)	Ps.	1,537,662

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Reconciliation of comprehensive income for the year ended December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the year ended December 31, 2011		Adjustments and/or reclassifications		Ref.	IFRS For the year ended December 31, 2011
Net Sales	Ps.	1,558,428,922	Ps.	—		Ps.	1,558,428,922

Cost of sales		780,625,539		13,730,057	[2,4,7]		794,355,596

Gross income		777,803,383		(13,730,057)			764,073,326

General Expenses:
Transportation and distribution expenses		31,349,011		(3,415,811)	[5,7]		27,933,200
Administrative expenses		65,029,047		(11,312,239)	[7]		53,716,808

Total general expenses		96,378,058		(14,728,050)			81,650,008
Other revenues—Net		195,544,884		(2,559,147)	[4]		192,985,737

Operating income		876,970,209		(1,561,154)			875,409,055

Comprehensive financing result:
Interest paid—Net		(32,840,763)		496,998	[3]		(32,343,765)
Exchange (loss) gain		(58,800,623)		—			(58,800,623)

		(91,641,386)		496,998			(91,144,388)
(Loss) profit sharing in non-consolidated subsidiaries, affiliates and others		(796,398)		202,399			(593,999)

Income before taxes, duties and other charges		784,532,425		(861,757)			783,670,668

Hydrocarbon extraction duties and others		871,686,746		—			871,686,746
Hydrocarbon income tax		708,469		—			708,469
Income tax		3,620,531		(222,101)			3,398,430

		876,015,746		(222,101)			875,793,645

Net loss for the year	Ps.	(91,483,321)	Ps.	(639,656)		Ps.	(92,122,977)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Notes to the reconciliation of the statement of financial position at January 1, 2011, (transition date) and December 31, 2011.

1. Cash and cash equivalents

FRS C-1 “Cash and cash equivalents” requires restricted cash to be presented as part of the cash and cash equivalents line item; but under IAS 1, - “Presentation of Financial Statements” restricted cash must be presented as a non-current asset. PEMEX has therefore reclassified Ps. 2,404,154 and Ps. 2,731,875 as of January 1, 2011 and as of December 31, 2011, respectively, from “cash and cash equivalents” under Mexican FRS to “intangible assets” under IFRS.

2. Inventories

Certain components of “wells, pipelines, properties, plants and equipment” (spare parts) were classified as of transition date in the line item “inventories” under Mexican FRS. However; these components were classified as fixed assets in accordance with IAS 16 “Property, Plant and Equipment”. Accordingly, PEMEX reclassified Ps.1,250,995 and Ps. 647,340 as of January 1, 2011 and as of December 31, 2011, respectively, from “inventories” under Mexican FRS to “wells, pipelines, properties, plants and equipment”, under IFRS.

As of December 31, 2011, effects in inventories arising from adjustments to employee benefits and from the depreciation and amortization of different parts of fixed assets as resulted in an increase in inventories and a decrease in the cost of sales for the year for Ps.1,688,637.

3. Derivative Financial Instruments

Derivative financial instruments (“DFIs”) were recognized at fair value as the transition date. This fair value was subsequently modified to include the counterparty risk in the valuation method, which resulted in an adjustment in the net amount of Ps. 1,797,611 as of January 1, 2011 which was comprised of a debit recorded in accumulated losses.

The net effect of Ps. 1,291,006 in derivative financial instruments as of December 31, 2011 resulted from changes in fair value computation methods as well as to the liquidation of positions during the period. The decrease in DFIs liabilities resulted in a credit to income in the amount of Ps. 496,998.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

4. Wells, pipelines, properties, plant and equipment

In accordance with IFRS 1, PEMEX chose to measure certain plant, pipelines, offshore platforms and drilling equipment at their fair value as of the transition date to IFRS, and to use that fair value as the deemed cost of those assets. As a result, PEMEX recognized a Ps. 511,429,081 increase in the fair value of plants, pipelines, offshore platforms and drilling equipment, which was recognized against accumulated losses.

In addition IAS 16 requires the identification on a separate basis of parts of an asset that have different expected patterns of future economic benefits, with depreciation calculated separately by part. As of December 31, 2011, the net effect of the depreciation for the year and impairment effects resulted in a debit to cost of sales, operating expenses and other revenues of Ps. 37,490,758.

As disclosed above, PEMEX recognized a net impairment effect of Ps. 2,511,974, as part of the deemed cost.

As of December 31, 2011, PEMEX determined that the recoverable amount of certain assets of a cash-generating unit of a reportable segment, determined by PEMEX was lower than their book value, which resulted in an impairment loss. This loss was recognized in accumulated results. On the other hand some cash-generating units had better economic conditions, which allowed PEMEX to increase their carrying value and to reverse Ps. 7,596,358 of impairment previously recognized.

5. Easements and rights of way

Certain expenditures related to easements and rights of way were classified in the line items wells, pipelines, properties, plant and equipment or in accumulated losses under Mexican FRS as of the transition date. However under IFRS these easements and rights of way are identified as intangible assets. As a result PEMEX recognized intangible assets in an amount of Ps. 1,726,000, comprised of (i) a reclassification of easements and rights of way in the amount of Ps. 796,364 from the line item “wells, pipelines, properties, plant and equipment” to the line item “intangible assets” and (ii) a credit recognized against accumulated losses in the amount of Ps. 929,636.

As of December 31, 2011, the net effect of rights of way was Ps. 1,534,905, which is comprised of (i) a decrease in the year of Ps. 191,095 and (ii) amortization of the year recognized in cost of sales and operating expenses of Ps. 34,231.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

6. Long term debt

As of the transition date, PEMEX reclassified Ps. 1,743,813 of advances paid to suppliers and fees with respect to debt issuances from the line item “intangible assets” to the line item “long-term debt”. As of December 31, 2011, the amount reclassified amount was Ps. 1,809,308.

7. Employee benefits

PEMEX chose the early adoption of IAS 19 for employee benefits, as described in Note 2(c). As a result, the unamortized cumulative actuarial net gains under Mexican FRS as of January 1, 2011 of Ps. 123,150,302 were recognized, resulting in an increase in the reserve for employee benefits and a corresponding increase in accumulated losses on the initial statement of financial position under IFRS.

In addition, PEMEX eliminated the component of termination benefits from the liability for employee benefits under Mexican FRS, with a resulting amount of Ps. 2,485,334 credited against accumulated losses on the initial statement of financial position under IFRS.

As of December 31, 2011, the net effect in the reserve for employee benefits (in addition to the items described above) was a decrease of Ps. 8,220,365, which was comprised of (i) an increase in comprehensive loss in the amount of Ps. 26,061,015 and (ii) a decrease in cost of sales and operating costs and expenses in the amount of Ps. 34,281,380.

8. Deferred taxes

As a result of the transition to IFRS, deferred tax assets increased in the amount of Ps. 381,897 as compared to the amount recognized previously under Mexican FRS, offset by an increase in deferred tax liabilities in the amount of Ps. 21,044,447. Both increases were recognized against accumulated losses in the statement of financial position as of January 1, 2011.

For the year ended December 31, 2011 deferred taxes assets recorded a decrease of Ps. 439,920 and deferred tax liabilities recorded an increase of Ps. 21,351,530.

9. Recognition of inflationary effects

PEMEX recognized inflation effects in respect of its Certificates of Contribution “A” and contributions of the Mexican Government prior to December 31, 1997, the date on which Mexican economy was no longer considered hyperinflationary. As a result inflation effects recognized after this date in the amount of Ps. 49,004,990 were reclassified to accumulated losses in the opening statement of financial position under IFRS as of January 1, 2011.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

10. Comprehensive results

Foreign currency translation

In accordance with IFRS 1, PEMEX chose to cancel the accumulated gains and losses from the translation of foreign currency amounts, and to value the cumulative currency translation effects for all foreign operations at zero as of January 1, 2011, with a debit of Ps. 4,628,672 recorded in accumulated losses in the initial statement of financial position under IFRS. This adjustment did not impact the total value of equity.

Accumulated losses and comprehensive result

Except for reclassified items, all of the adjustments related to the adoption of IFRS were recognized in accumulated losses and comprehensive result, as of January 1, 2011.

Cash Flow Statements

The IFRS adoption adjustments described above not affected PEMEX’s cash flows, as shown in the line item “cash and cash equivalents” in the statement of financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ ARTURO DELPECH DEL ÁNGEL
Name:	Arturo Delpech del Ángel
Title:	Associate Managing Director of Finance

Date: June 19, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.